SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC  20549

                           FORM 12B-25

                                     Commission File Nos.  0-9109
                                                           0-9110
                   NOTIFICATION OF LATE FILING

   (Check One):  [ X ] Form 10-K [  ] Form 11-K [   ] Form 20-F
                 [   ] Form 10-Q   [   ] Form N-SAR

For Period Ended:          December 31, 1996

[   ] Transition Report on Form 10-K    [   ] Transition Report
                                              on Form 10-Q
[   ] Transition Report on Form 20-F    [   ] Transition
                                             Report on Form N-SAR
[   ] Transition Report on Form 11-K

For the Transition Period Ended: _______________________________

     Read attached instruction sheet before preparing form.
Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________________________________
________________________________________________________


                 PART I.  REGISTRANT INFORMATION

Full name of registrants:   Santa Anita Realty Enterprises, Inc.
      Santa Anita Operating Company

Former name if applicable

Address of principal executive office (Street and number)
                             301 West Huntington Drive, Suite 405
City, State and Zip Code     Arcadia, California 91066-6014

                             285 West Huntington Drive
                             Arcadia, California 91006-6014


               PART II.  RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrants seek relief pursuant to Rule 12b-25(b), the following should be completed.
(Check appropriate box.)

[ X ]     (a) The reasons described in reasonable detail in Part
          III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]     (c) The accountant's statement or other exhibit
          required by Rule 12b-25(c) has been attached if applicable.

                      PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K,
11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.  (Attach
extra sheets if needed.)          See Attachment A.


                   PART IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification
        Kathryn J. McMahon, Esq.     (818)      574-6305
              (Name)              (Area code) (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                        [ X ] Yes   [   ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                        [ X ] Yes   [   ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        See Attachment B.

              SANTA ANITA REALTY ENTERPRISES, INC.
                   SANTA ANITA OPERATING COMPANY
        (Name of registrant as specified in its charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 28, 1996       By /s/   Brian L. Fleming
                            Name:   Brian L. Fleming
                            Title: Executive Vice President
                                    and Chief Financial Officer

                            SANTA ANITA REALTY ENTERPRISES, INC.

                            By /s/   Kathryn J. McMahon, Esq.
                            Name:   Kathryn J. McMahon, Esq.
                            Title: Vice President and General
                                      Counsel
                               SANTA ANITA OPERATING COMPANY

                          ATTACHMENT A

     The Registrants have received comments from the staff of the Division of Corporation Finance regarding disclosures made in Quarterly and Annual Reports in prior periods, and are engaged in discussing such comments with the staff. The concerns of the staff reflected in these comments involve several aspects of the Registrants' businesses and the financial reporting therefor, and the Registrants do not wish to file the 10-K until they are sure that the Staff's concerns have been satisfied and the comments can be appropriately reflected in the Annual Report. As a result of the foregoing, the Registrants could not file their Form 10-K within the prescribed period without unreasonable effort or expense.

                          ATTACHMENT B



     Excluding non-recurring items, the Registrants' combined income for 1996 was $7,920,000 or $.68 per share, compared to $7,047,000, or $.63 per share, in 1995. After taking into consideration several non-recurring charges and credits which result principally from the strategic redirection of Santa Anita Realty Enterprises, Inc., the Registrants reported combined net income for the year ended December 31, 1996 of $540,000, or $.05 per share, compared to a combined net loss of $27,505,000 or $2.45 per share, in 1995.